OFI Global Asset Management, Inc.

225 Liberty Street

New York, NY 10281-1008

November 18, 2016

VIA EDGAR

Mr. Mark Cowan, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Oppenheimer International Growth Currency Hedged Fund Registration No. 333-207520; File No. 811-23103

Withdrawal of Registration Statement

Dear Mr. Cowan:

This electronic (EDGAR) filing will serve to withdraw the registration statement for the Oppenheimer International Growth Currency Hedged Fund. The initial registration statement on Form N-1A was filed with the Commission on October 20, 2015 (Accession number: 0000728889-15-001368), and a Pre-Effective Amendment to the registration statement on Form N-1A/A was filed with the Commission on February 5, 2016 (Accession number: 0000728889-16-002243).

In addition to filing this correspondence with the Commission, Form N-8F will also be filed on EDGAR. Please direct any questions you may have regarding this letter to the undersigned.

Sincerely,

/s/ John G. Kiernan

John G. Kiernan

Vice President & Associate Counsel

OFI Global Asset Management, Inc.

225 Liberty Street, 15th Floor

New York, New York 10281-1008

212.323.5020

jkiernan@ofiglobal.com

cc: Cynthia Lo Bessette

Michael Sternhell

Taylor Edwards

Kramer Levin Naftalis & Frankel LLP